Vanguard U.S. Growth Fund

Supplement to the Prospectus and Summary Prospectus Dated
December 23, 2013

Restructuring of the Investment Advisory Team

The board of trustees of Vanguard U.S. Growth Fund has added Baillie Gifford Overseas Ltd. (Baillie Gifford) and Jennison Associates LLC (Jennison) to the Fund's investment advisory team. Baillie Gifford and Jennison will each manage a portion of the Fund's assets. The Fund's current advisors, Delaware Investments Fund Advisers, Wellington Management Company, LLP (Wellington Management), and William Blair & Company, L.L.C. (William Blair & Company), will continue as the Fund's advisors.
Baillie Gifford, Jennison, Delaware Investments Fund Advisers, Wellington Management, and William Blair & Company each independently manage their assigned portion of the Fund's assets, subject to the supervision and oversight of Vanguard and the Fund's board of trustees. The Fund's board of trustees determines the proportion of the Fund's assets to be managed by each advisor and may change these proportions at any time.

The Fund's investment objective, primary investment strategies, and primary risks have not changed.

Prospectus and Summary Prospectus Text Changes

The following is added under the heading "Investment Advisors":

Baillie Gifford Overseas Ltd. (Baillie Gifford)
Jennison Associates LLC (Jennison)

Within the same section, the following is added under "Portfolio Managers":
Ian Tabberer, Investment Manager, North American Equities Investment Team at Baillie Gifford. He has managed a portion of the Fund since February 2014. Kathleen A. McCarragher, Director, Managing Director, and Head of Growth Equity at Jennison. She has co-managed a portion of the Fund since February 2014. Blair A. Boyer, Managing Director at Jennison. He has co-managed a portion of the Fund since February 2014.

Prospectus Text Changes
In the More on the Fund section, under "Security Selection," the following is added:

Jennison Associates LLC (Jennison) executes a research-driven investment approach that relies on in-depth company knowledge gleaned through meetings with management, customers, and suppliers. Jennison seeks to invest in stocks of large-capitalization companies with above-average growth in revenues, earnings, and cash flows that are trading at attractive valuations. Securities in the portfolio are generally from companies that exhibit superior sales or unit growth, a strong market position, and a strong balance sheet.
Baillie Gifford Overseas Ltd. (Baillie Gifford) follows an investment approach based on making long-term investments in well-researched and well-managed businesses that the advisor believes enjoy sustainable competitive advantages in their marketplaces. Baillie Gifford uses a fundamental approach to identify quality growth companies. The firm considers the sustainability of earnings growth to be a critical factor in evaluating a company's prospects. Companies are screened first for quality and growth. Baillie Gifford looks for companies with attractive industry backgrounds, strong competitive positions within those industries, high-quality earnings, and a favorable attitude toward shareholders. The main financial considerations in this bottom-up analysis are earnings growth, cash-flow generation, profitability, interest coverage, and balance-sheet strength. The most attractively valued of these stocks are then selected.

In "The Fund and Vanguard" section, under the heading "Investment Advisors," the following is added:

-Baillie Gifford Overseas Ltd., Calton Square, 1 Greenside Row, Edinburgh, EH1 3AN, Scotland, is an investment advisory firm founded in 1983. Baillie Gifford Overseas Ltd. is wholly owned by Baillie Gifford & Co., a Scottish investment firm. Founded in 1908, Baillie Gifford & Co., one of the largest independently owned investment management firms in the United Kingdom, manages money primarily for institutional clients. As of December 31, 2013, Baillie Gifford & Co. managed approximately $174 billion in assets. -Jennison Associates LLC (including its predecessor, Jennison Associates Capital Corp.), 466 Lexington Avenue, New York, NY 10017, is an investment advisory firm founded in 1969. Jennison is an indirect, wholly owned subsidiary of Prudential Financial, Inc. As of December 31, 2013, Jennison managed approximately $175 billion in assets.

Within the same section, the following replaces similar text:
The Fund pays each of its investment advisors a base fee plus or minus a performance adjustment. Each base fee, which is paid quarterly, is a percentage of average daily net assets managed by the advisor during the most recent fiscal quarter. The base fee has breakpoints, which means that the percentage declines as assets go up. The performance adjustment, also paid quarterly, is based on the cumulative total return of each advisor?s portion of the Fund relative to that of the Russell 1000 Growth Index (the S&P 500 Index for Baillie Gifford) over the preceding 36-month period (a 60-month period for William Blair & Company). When the performance adjustment is positive, the Fund's expenses increase; when it is negative, expenses decrease. Also within the same section, the following replaces similar text:

For a discussion of why the board of trustees approved the Fund's investment advisory agreements, see the semiannual report to shareholders covering the fiscal period ended February 28, 2014, which will be available 60 days after that date. Also within the same section, the following is added to the text regarding the managers primarily responsible for day-to-day management of the fund:

Ian Tabberer, Investment Manager, North American Equities Investment Team at Baillie Gifford. He has managed investment portfolios since 2002, has been with Baillie Gifford since 2008, and has managed a portion of the Fund since 2014. Education: B.Sc., University of Southampton.

Kathleen A. McCarragher, Director, Managing Director, and Head of Growth Equity at Jennison. She has worked in investment management since 1982, has been with Jennison since 1998, and has co-managed a portion of the Fund since February 2014. Ms. McCarragher has final authority over all aspects of the portion of the Fund that is managed by Jennison. Education: B.B.A., University of Wisconsin; M.B.A., Harvard Business School.

Blair A. Boyer, Managing Director at Jennison. He has managed investment portfolios since 1988, has been with Jennison since 1993; and has co-managed a portion of the Fund since February 2014. Education: B.A., Bucknell University; M.B.A., New York University.

2014 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS 23 022014